August 26, 2022

VIA EDGAR

Stacie Gorman

Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Q&K INTERNATIONAL GROUP Ltd

Registration Statement on Form F-3

Filed July 27, 2021

File No. 333-258187

Dear Ms. Gorman and Ms. Mills-Apenteng:

On behalf of our client, Q&K International Group Limited, a company incorporated in the Cayman Islands (the “Company”), we are filing herewith the pre-effective amendment No. 1 to the Company’s registration statement on Form F-3 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated August 19, 2021. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

Registration Statement on Form F-3 filed July 27, 2021

Cover Page

1.

Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Please refer to the disclosure on cover page of the Registration Statement.

2.

Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have impacted or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Please refer to the disclosure on cover page of the Registration Statement and the following sections of the Registration Statement and the Company’s annual report on Form 20-F for the year ended September 30, 2021, which is incorporated by reference to the Registration Statement (the “Form 20-F”), respectively.

•

“Risk Factors—Risks Related to Doing Business in the PRC— Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business, and cause the value of our securities to significantly decline or become worthless.”; and

•	“Part I—Risks Associated with Being Based in or Having the Majority of the Operations in China”

3.

Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Please refer to the relevant disclosure on cover page of the Registration Statement.

Securities and Exchange Commission

Our Company, page 6

4.

Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

The Company submits that it no longer conducts any operation through any variable interest entity after the Equity Transfer which took place on October 26, 2021 as described in the Registration Statement.

Please refer to the disclosure in the cover page of the Registration Statement and the following sections of the Registration Statement and Form 20-F, respectively, for the description of the Company’s historical VIE structure and the risks this structure entails.

•	“Our Company”; and

•	“Part I—Risks Associated with Our Corporate Structure” and “Part I—Item 4. Information of the Company—A. History and Development of the Company”

5.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Please refer to the relevant disclosure in the following sections of the Registration Statement and the Form 20-F, respectively.

•	“Our Company—Summary of Risk Factors” and “Risk Factors”; and

•	“Part I—Risks Associated with Being Based in or Having the Majority of the Operations in China”

Securities and Exchange Commission

6.

Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Please refer to the relevant disclosure in the following sections of the Registration Statement and the Form 20-F, respectively.

•	“Our Company—Recent PRC Regulatory Development” and “Risk Factors”; and

•	“Part I—Risks Associated with Being Based in or Having the Majority of the Operations in China”

7.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Please refer to the relevant disclosure in the following sections of the Registration Statement and the Form 20-F, respectively.

•	“Our Company—How Cash is Transferred through Our Organization”; and

•	“Part I—How Cash Is Transferred through Our Organization”

Securities and Exchange Commission

8.

We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule—depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately—as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Please refer to the relevant disclosure in the following sections of the Registration Statement and the Form 20-F, respectively.

•	“Our Company—How Cash is Transferred through Our Organization”; and

•	“Part I—Item 3. Key Information—Condensed Consolidating Schedules”

9.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Please refer to the relevant disclosure in the cover page of the Registration Statement and the following sections of the Registration Statement and the Form 20-F, respectively.

•	“Our Company—Holding Foreign Companies Accountable Act”; and

•	“Part I—Risks Associated with the Holding Foreign Companies Accountable Act”

Risk Factors, page 20

10.

Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

The Company submits that it no longer conducts any operation through any variable interest entity after the Equity Transfer which took place on October 26, 2021 as described in the Registration Statement.

Please refer to the relevant disclosure in the following sections of the Registration Statement for the description of the Company’s historical VIE structure and the risks this structure entails.

•	“Our Company—Our Corporate Structure” and “Risk Factors—Risks Related to Our Corporate Structure”

Securities and Exchange Commission

11.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Please refer to the relevant disclosure in the following section of the Form 20-F.

•

“Risk Factors” of the Registration Statement and the section headed “Part I—Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business, and cause the value of our securities to significantly decline or become worthless.”

12.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Please refer to the relevant disclosure in the following sections of the Registration Statement and the Form 20-F, respectively.

•	“Risk Factors”; and

•

“Part I—Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Security breaches, failure to maintain the integrity of internal or third-party data, cyber-attacks and other disruptions could compromise our information systems and expose us to costs, liabilities, fines or lawsuits, which would cause our business and reputation to suffer. In addition, actual or alleged failure to comply with data privacy and protection laws and regulations could have a serious adverse effect on our reputation.”

Securities and Exchange Commission

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, and Chengcai Qu, the Chairman, Chief Executive Officer, Chief Operating Officer and Vice President of the Company, by phone at +86-21-6422-8532 or via e-mail at ccqu@qk365.com or Zhichen (Frank) Sun, Chief Financial Officer of the Company, by phone at +86-21-6422-8532 or via e-mail at frank@qk365.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc: Chengcai Qu, Chairman, Chief Executive Officer, Chief Operating Officer and Vice President, and Zhichen (Frank) Sun, Chief Financial Officer, Q&K International Group Limited